     As filed with the Securities and Exchange Commission on March 12, 2003
================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                MULTEX.COM, INC.
                       (Name of Subject Company (Issuer))

                         PROTON ACQUISITION CORPORATION

                     An Indirect Wholly Owned Subsidiary of

                                REUTERS GROUP PLC
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                CUSIP 625367 10 7
                      (CUSIP Number of Class of Securities)

                              Reuters America Inc.
                              The Reuters Building
                          3 Times Square -- 20th Floor
                            New York, New York 10036
                              Attn: General Counsel
                                 (646) 223-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With copies to:

                                John Evangelakos
                                Stephen M. Kotran
                             Sullivan & Cromwell LLP
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000

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                            Calculation of Filing Fee

      TRANSACTION VALUATION(1)                          AMOUNT OF FILING FEE(2)
      ------------------------                          -----------------------

            $237,908,688                                        $19,275


(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of shares of Multex Common Stock to be purchased pursuant to the Offer and (b) the price offered per share of Multex Common Stock.

(2) The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the Transaction Valuation.

    [X] Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:        $19,275
                Form or Registration No.:      005-58363
                Filing Party:                  Reuters Group PLC
                                               Proton Acquisition Corporation
                Date Filed:                    February 26, 2003

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]  third-party tender offer subject to Rule 14d-1.
    [ ]  issuer tender offer subject to Rule 13e-4.
    [X]  going-private transaction subject to Rule 13e-3.
    [ ]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

    This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 26, 2003 (the "Schedule TO"), by Reuters Group PLC, a public limited company organized under the laws of England and Wales ("Reuters"), and Proton Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Reuters ("Purchaser"), relating to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Multex Common Stock"), of Multex.com, Inc., a Delaware corporation ("Multex"), at a purchase price of $7.35 per share of Multex Common Stock, net to the seller in cash, without interest thereon, in accordance with the terms and conditions of the Amended and Restated Agreement and Plan of Merger, dated as of February 24, 2003, among Reuters, Purchaser and Multex, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2003, and in the related Letter of Transmittal.

    Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

    Item 11 of the Schedule TO is hereby amended and supplemented to include the following as the final paragraph of "THE TENDER OFFER -- Certain Legal Matters" of the Offer to Purchase:

    The applicable waiting period under the HSR Act expired at 11:59 p.m., New York City time, on March 11, 2003.

ITEM 12. EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following as an exhibit:

             (d)(4) Letter Agreement, dated March 11, 2003, among Reuters, Purchaser and Mr. Isaak Karaev.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Item 5(e) of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended and supplemented to include the following as the final paragraph of "INTRODUCTION" and "SPECIAL FACTORS -- The Merger Agreement; The Tender Agreement and The Employment Agreement" of the Offer to Purchase:

    On March 11, 2003, Reuters, Purchaser and Mr. Karaev entered into a letter agreement (the "Letter Agreement"). THE FOLLOWING IS A SUMMARY OF CERTAIN PROVISIONS OF THE LETTER AGREEMENT. THIS SUMMARY IS NOT A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE LETTER AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE LETTER AGREEMENT WHICH IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS AN EXHIBIT TO THE SCHEDULE TO AND IS

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INCORPORATED IN THIS OFFER TO PURCHASE BY REFERENCE.

    Pursuant to the Letter Agreement and subject to its terms, Reuters and Purchaser waived certain provisions of the Tender Agreement in order to permit Mr. Karaev to transfer, pledge or assign up to 20,000 of his shares of Multex Common Stock; provided that such transfer, pledge or assignment (1) is a (or more than one) "charitable contribution" as such term is defined in Section 170 of the Internal Revenue Code of 1986, as amended, and (2) is a gift/donation by Mr. Karaev for which no consideration is received by him, any member of his family or any of his affiliates. In addition, Mr. Karaev agreed that, and Reuters' and Purchaser's waiver shall only be effective if, any filing made with any court, arbitral tribunal, administrative agency or commission (including any Statement of Changes in Beneficial Ownership of Securities on Form 4 filed with the Securities and Exchange Commission) or other governmental or other regulatory authority or agency, foreign or domestic, in connection with such transfer, pledge or assignment, shall clearly indicate that such transfer, pledge or assignment was (1) in its entirety a "charitable contribution" and (2) a gift/donation made by Mr. Karaev for which no consideration was received by him, any member of his family or any of his affiliates.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   REUTERS GROUP PLC

                                   By:         /s/ ERIC LINT
                                        ------------------------------------
                                        Name:  Eric Lint
                                        Title: Attorney in Fact

                                   PROTON ACQUISITION CORPORATION

                                   By:         /s/ ERIC LINT
                                       -------------------------------------
                                        Name:  Eric Lint
                                        Title: Vice President

Date: March 12, 2003


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                                  EXHIBIT INDEX

   EXHIBIT NO.                                DESCRIPTION
   -----------   ---------------------------------------------------------------

        (d)(4) Letter Agreement, dated March 11, 2003, among Reuters Group PLC, Proton Acquisition Corporation and Mr. Isaak Karaev.